Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

February 2016

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated February 19, 2016, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V. (Registrant)

Date: February 19, 2016	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum
Executive Vice President Corporate Controller

The Hague – February 19, 2016

Aegon reports net income of EUR 478 million in the fourth quarter of 2015

•	Underlying earnings before tax amount to EUR 486 million

•	Underlying earnings impacted by lower earnings in US

•	Net income increases to EUR 478 million, driven by net recoveries and lower fair value losses

•	Return on equity of 8.3%

•	Record sales driven by fee-based deposit businesses

•	Strong growth in asset management drives gross deposits up 63% to EUR 22.3 billion; net deposits increase to EUR 2.8 billion

•	New life insurance sales decline 16% to EUR 440 million driven by all markets

•	Accident & health and general insurance sales up 5% to EUR 238 million

•	Market consistent value of new business of EUR 149 million impacted by low interest rates

•	Returning capital to shareholders

•	Operational free cash flows excluding market impacts and one-time items of EUR 377 million

•	Holding excess capital of EUR 1.4 billion and a gross leverage ratio of 27.0%

•	Solvency II ratio per year-end 2015 at ~160% and final 2015 dividend increase to EUR 0.13 reaffirmed

•	EUR 400 million share buyback program on track – repurchased EUR 101 million since program start

Statement of Alex Wynaendts, CEO

“Aegon’s fourth quarter results close a year in which we achieved record sales and accomplished many of our strategic objectives, although expectations for underlying earnings were not met in all of our businesses. The strong growth in revenue-generating assets this quarter, which now exceed 700 billion euros for the first time, reflects our focus to further expand our fee businesses.

“I am proud of the excellent work our dedicated employees do for Aegon’s 30 million customers worldwide. In order to get even closer to our customers, and become a more agile and efficient organization, we are accelerating our digital transformation. One of our key financial ambitions is to reduce costs, and we are well on track to realize savings – particularly in the US.

“The recent market volatility, fuelled by uncertainty about economic growth, once again demonstrates the challenging environment in which we operate. I’m pleased that our strong capital position enables us to return capital to shareholders through an increased final dividend and a share buyback program.

“Looking ahead, by successfully executing on our strategy we will be able to deliver on our purpose and help many more people achieve a lifetime of financial security, in addition to generating long-term value for all our stakeholders.”

Key performance indicators

amounts in EUR millions b)	Notes	Q4 2015	Q3 2015%		Q4 2014%		FY 2015	FY 2014%
Underlying earnings before tax	1	486	436	11	562	(14)	1,939	1,865	4
Net income / (loss)		478	(524)	—	399	20	619	1,186	(48)
Sales	2	2,913	2,604	12	2,117	38	10,708	8,602	24
Market consistent value of new business	3	149	125	19	196	(24)	597	832	(28)
Return on equity	4	8.3%	6.8%	22	9.2%	(14)	7.5%	7.8%	(4)

All comparisons in this release are against the fourth quarter of 2014, unless stated otherwise.

Media relations	Investor relations
Debora de Laaf	Willem van den Berg
+31 (0) 70 344 8730	+31 (0) 70 344 8305
gcc@aegon.com	ir@aegon.com

STRATEGIC HIGHLIGHTS

•	Strategy update and financial targets for 2018 presented at recent investor day

•	Dutch commercial line non-life business sold to Allianz

•	Center of Excellence for Digital launched to share expertise across the organization

•	Aegon announces that the Netherlands is its Home Member State for purposes of the EU Transparency Directive

Strategy update

In January, Aegon provided the market with a strategy update and 2018 financial targets at its Analyst & Investor Conference in London, which included the announcement of a number of significant measures to improve operational performance. The company is targeting a group return on equity of 10% by 2018, which is supported by:

•	Reducing annual operating expenses by EUR 200 million by the end of 2018

•	Additional investments in digital capabilities and expertise of EUR 50 million per annum above the current level to further support the organic growth of the business

Aegon’s solid capital position and free cash flow generation provide the foundation to accelerate capital returns to shareholders. The main announcements on Aegon’s ambitions for capital and cashflow for the 2016-2018 period were:

•	Group Solvency II ratio as of December 31, 2015, of ~160%

•	Regulatory approval received to use the partial internal model to calculate Solvency II capital

•	Cumulative free cash flows after holding expenses of EUR 3.3 billion until 2018. Dutch and UK operations expected to resume dividend payments in 2016 and 2017 respectively

•	Capital returns to shareholders of over EUR 2 billion in the period 2016-2018

•	Dividend pay-out ratio of 50% of free cash flows

•	EUR 400 million share buyback

•	Proposal to increase the 2015 final dividend per share to EUR 0.13, bringing the total 2015 dividend per share to EUR 0.25, a 9% increase over the 2014 dividend

Aegon’s ambition is to be a trusted partner for financial solutions at every stage of life, and to be recognized by its customers, business partners and society as a company that puts the interests of its customers first in everything it does. In addition, Aegon wants to be regarded by its employees as an employer of choice, engaging and enabling them to succeed. This ambition is supported by four strategic objectives embedded in all Aegon businesses: Optimized portfolio, Operational excellence, Customer loyalty, and Empowered employees.

Optimized portfolio

In January, Aegon announced the sale to Allianz of its Dutch commercial line non-life business, which includes its proxy and co-insurance run-off portfolios. The transaction is expected to close in the third quarter of 2016, and follows the announcement last year that these activities are no longer strategically core to the company’s non-life business. Aegon will continue to invest in income protection and retail non-life insurance.

Transamerica completed the acquisition of Mercer’s US defined contribution (DC) record-keeping business on December 31, 2015. In addition, as part of an ongoing partnership with Mercer, Transamerica is now the preferred DC administration provider for Mercer’s total benefit and total retirement outsourcing offerings. Transamerica has become a top 10 defined contribution plan provider, helping 4.7 million participants save and invest for their retirement.

On December 7, 2015, Aegon increased its stake in its Indian joint venture Aegon Life, a leader in the online life insurance market in India, from 26% to 49%. This follows last year’s revision to India’s insurance laws that enables foreign companies to own up to 49% of an Indian insurance company. Aegon Life’s innovative internet platform provides customers with a convenient and valuable option to research, review and purchase online protection and savings products.

On February 16, Aegon signed an agreement with the Czech online comparison website Chytry Honza. In line with one of Aegon’s strategic priorities to increase its digital capabilities and expertise, the business partnership will focus on digital services for customers who seek an independent comparison of insurance products. Aegon will leverage on Chytry Honza’s online technological platform capabilities, multi-channel financial product distribution and digital know-how.

Operational excellence

In line with Aegon’s strategy to increase operational efficiency, Aegon will in source the administration of its new Premie Pensioen Instelling (PPI) product in the Netherlands to its defined contribution administration subsidiary TKP. By using TKP’s platform, Aegon will be able to offer its customers a higher level of service and the opportunity to use the latest technology, while at the same time also benefiting from TKP’s scale. TKP is expected to administer the entire PPI portfolio by the end of 2016.

Customer loyalty

To help people achieve a lifetime of financial security and to meet the strong demand for guidance, Aegon has launched ‘Aegon Assist’ in the UK, a free information and guidance service. This service is for customers who do not have a financial adviser, but want information about their Aegon products. In the rapidly changing retirement landscape, where people are required to make decisions regarding options that did not exist just months ago, many people are unwilling to pay for financial advice. While Aegon will continue to recommend seeking advice, Aegon Assist can be an important additional option for customers to get the information they need to make the right decisions.

In January, Aegon launched a Center of Excellence for Digital in order to become more agile and more effective, leading to a higher level of service and a better customer experience. The center is dedicated to sharing best practices and delivering digital expertise across the business units in Asia, Central & Eastern Europe, the Netherlands and Spain & Portugal. The center will provide experts for digital projects that are being executed in the different regions. In addition, it will initiate projects that will be reusable in multiple country units and fill a common need.

Underlining Aegon’s capabilities as a customer-centric organization, Aegon’s online bank Knab, won the Opiness award for providing the ‘best service’ in the category ‘banks’. Opiness is a widely-respected, independent review platform in the Netherlands, and its annual awards are presented to companies that provide an excellent level of customer service.

Empowered employees

In the US, Transamerica scored 90 out of 100 in the 2016 Corporate Equality Index (CEI) rating. The rating reinforces Aegon’s commitment to workplace equality, an important benchmark for customers when deciding where to buy financial products, as well as another important step in becoming a preferred employer in the sector.

Results from Aegon’s fifth annual global employee survey place Aegon above the industry norm for the financial services sector. Employee enablement has increased 1 point in 2015 and reached 75 points, which exceeds the industry norm as well as the high performing norm with 7 and 4 points respectively. Employee engagement shows a slight decrease to 71 points, which is still above the industry norm and up 8 points since the first survey in 2011. 82% of all Aegon employees worldwide participated in the survey. This demonstrates the success of Aegon’s ongoing work to become the most preferred employer in the sector, which allows Aegon to attract and develop the talent required to best service the needs of its customers.

Responsible business

As part of Aegon’s commitment to a sustainable future, Aegon Asset Management has invested EUR 45 million in a German offshore wind farm. This investment will help facilitate the transition to a low carbon economy and fits with Aegon’s sustainability remit, while also promising an attractive risk/return over a relatively short period. Aegon Asset Management worked together with its French joint venture partner La Banque Postale Asset Management in the project, which invested a further EUR 25 million.

Financial overview

EUR millions	Notes	Q4 2015	Q3 2015%		Q4 2014%		FY 2015	FY 2014%
Underlying earnings before tax
Americas		310	243	28	367	(15)	1,200	1,134	6
The Netherlands		135	135	—	172	(21)	537	558	(4)
United Kingdom		26	27	(4)	29	(9)	125	115	9
New Markets		54	69	(23)	33	61	236	196	20
Holding and other		(39)	(38)	(3)	(39)	(2)	(161)	(138)	(17)

Underlying earnings before tax		486	436	11	562	(14)	1,939	1,865	4
Fair value items		(65)	(103)	36	(132)	51	(620)	(807)	23
Realized gains / (losses) on investments		58	36	63	304	(81)	346	697	(50)
Net impairments		64	(12)	—	(28)	—	49	(34)	—
Other income / (charges)		(19)	(950)	98	(191)	90	(980)	(240)	—
Run-off businesses		14	28	(50)	(3)	—	52	(21)	—

Income before tax		537	(565)	—	511	5	786	1,458	(46)
Income tax		(60)	41	—	(112)	47	(167)	(272)	39

Net income / (loss)		478	(524)	—	399	20	619	1,186	(48)

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		477	(524)	—	399	20	619	1,186	(48)
Non-controlling interests		—	—	174	—	(5)	1	1	58
Net underlying earnings		420	355	18	429	(2)	1,552	1,416	10

Commissions and expenses		1,818	1,510	20	1,596	14	6,802	5,892	15
of which operating expenses	9	997	912	9	897	11	3,734	3,312	13

New life sales
Life single premiums		930	1,165	(20)	1,481	(37)	4,578	5,596	(18)
Life recurring premiums annualized		347	319	9	374	(7)	1,486	1,485	—

Total recurring plus 1/10 single		440	435	1	523	(16)	1,944	2,045	(5)
New life sales
Americas	10	152	148	3	169	(10)	599	552	9
The Netherlands		43	24	77	82	(47)	130	251	(48)
United Kingdom		186	194	(4)	194	(4)	911	972	(6)
New Markets	10	59	68	(13)	76	(23)	304	271	12

Total recurring plus 1/10 single		440	435	1	523	(16)	1,944	2,045	(5)
New premium production accident and health insurance		213	212	1	205	4	960	942	2
New premium production general insurance		25	18	39	21	17	84	72	17

Gross deposits (on and off balance)
Americas	10	8,511	7,868	8	7,764	10	36,999	31,849	16
The Netherlands		1,459	1,000	46	989	48	5,137	2,781	85
United Kingdom		68	71	(3)	67	1	307	281	9
New Markets	10	12,311	10,455	18	4,864	153	34,761	20,519	69

Total gross deposits		22,350	19,394	15	13,684	63	77,205	55,431	39

Net deposits (on and off balance)
Americas	10	726	711	2	(314)	—	7,754	5,358	45
The Netherlands		504	230	119	484	4	1,885	1,131	67
United Kingdom		40	39	3	34	20	176	156	13
New Markets	10	1,767	3,564	(50)	591	199	8,581	3,296	160

Total net deposits excluding run-off businesses		3,038	4,544	(33)	794	—	18,396	9,941	85
Run-off businesses		(215)	(294)	27	(170)	(27)	(833)	(1,217)	32

Total net deposits / (outflows)		2,823	4,250	(34)	625	—	17,563	8,724	101

Revenue-generating investments

	Dec. 31, 2015	Sep. 30, 2015%		Dec. 31, 2014%
Revenue-generating investments (total)	707,390	635,458	11	558,328	27

Investments general account	160,792	160,830	—	153,653	5
Investments for account of policyholders	200,226	193,562	3	191,467	5
Off balance sheet investments third parties	346,371	281,066	23	213,208	62

OPERATIONAL HIGHLIGHTS

Underlying earnings before tax

Aegon’s underlying earnings before tax in the fourth quarter of 2015 declined to EUR 486 million. Favorable currency movements and the positive impact of growth in New Markets were more than offset by lower earnings in the other business units. This was mainly related to the reduction in recurring earnings resulting from the assumption changes and model updates implemented in the United States and Asia in the third quarter of 2015, lower earnings from fixed and variable annuities and retirement plans in the United States and adverse one-time items. One-time items had a negative impact of EUR 11 million and a positive impact of EUR 48 million in the fourth quarter of 2015 and 2014, respectively.

Underlying earnings from the Americas were down to EUR 310 million. The positive impact on earnings from the stronger US dollar was more than offset by the recurring impact of the actuarial assumption changes and model updates implemented in the third quarter of 2015, lower annuity and retirement plan earnings, adverse one-time items of EUR 22 million and the divestment of Canada.

In the Netherlands, underlying earnings declined to EUR 135 million, as the fourth quarter of 2014 included a reserve release related to a new employee pension arrangement of EUR 45 million. On a comparable basis, underlying earnings increased 7%, as lower funding costs and a mortality provision release more than offset lower non-life results.

Underlying earnings from Aegon’s operations in the United Kingdom amounted to EUR 26 million. Favorable currency movements were more than offset by adverse market movements and lower investment income due to selective de-risking of the investment portfolio to improve the capital position under Solvency II.

Underlying earnings from New Markets were up 61% to EUR 54 million. This increase was the result of higher earnings in Central & Eastern Europe, Asia and Aegon Asset Management, which were partly offset by higher expenses in Variable Annuities Europe.

Total holding costs were stable at EUR 39 million, and included a currency gain of EUR 3 million.

Net income

Net income increased to EUR 478 million, as improved Other charges, an improved result on fair value items, higher recoveries and lower taxes more than offset a decline in underlying earnings before tax and lower realized gains.

Fair value items

The loss from fair value items was EUR 65 million, which was mainly driven by the macro equity hedge program due to higher equity markets, and alternative investments in the United States. This was partly offset by gains on interest rate hedge programs with an accounting match in the United States, which benefited from the widening of the spread between the swap and treasury curves.

Realized gains on investments

Realized gains on investments amounted to EUR 58 million and were mainly the result of divesting part of the corporate bond portfolio to reinvest in private placements in the Netherlands, together with adjustments to the investment portfolio in the United Kingdom to ensure a successful matching adjustment application for Solvency II.

Impairment charges

Net recoveries were EUR 64 million for the quarter, which included a legal settlement on previously impaired structured assets of EUR 78 million, while gross impairments remained very low.

Other charges

Other charges amounted to EUR 19 million, as a restructuring provision of EUR 36 million in the United States related to the announced cost savings over the 2016-2018 period was partly offset by a net gain of EUR 16 million related to the joint venture with Liberbank.

Run-off businesses

Earnings from run-off businesses improved to EUR 14 million.

Income tax

Income tax amounted to EUR 60 million in the fourth quarter. The effective tax rate on underlying earnings was 13%, and 11% for total income, which was mostly driven by tax benefits related to solar investments in the United States and a reduction of the income tax rate in the United Kingdom.

Return on equity

Return on equity was 8.3% in the fourth quarter of 2015.

Operating expenses

In the fourth quarter, operating expenses increased 11% to EUR 997 million, or 3% at constant currencies. The non-recurrence of a defined benefit plan release in the Netherlands more than offset lower business transformation costs in the United Kingdom and lower expenses in the United States.

Sales

Aegon’s total sales increased 38% to EUR 2.9 billion in the fourth quarter of 2015, due to a stronger US dollar, higher asset management deposits and increased indexed universal life sales. Gross deposits increased 63% to EUR 22.3 billion, driven by higher deposits in Aegon Asset Management and strong growth in bank deposits in the Netherlands. Net deposits, excluding run-off businesses, increased to EUR 3.0 billion as a result of higher net inflows in Aegon Asset Management. New life sales declined 16% to EUR 440 million, as higher indexed universal life sales in the United States and favorable currency movements were more than offset by the impact of the withdrawal of the universal life secondary guarantee product in the United States and lower pension sales in the Netherlands and United Kingdom. New premium production for accident & health and general insurance increased 5% to EUR 238 million, as the effect of a stronger US dollar and higher health sales in Spain through Aegon’s own and direct channels more than offset the impact of product exits in the United States.

Market consistent value of new business

The market consistent value of new business amounted to EUR 149 million. The positive effect of the stronger US dollar and product adjustments in the United States was more than offset by the negative impact of lower life sales and interest rates.

Revenue-generating investments

Revenue-generating investments increased by 11% during the fourth quarter of 2015 to EUR 707 billion. This was mainly due to the acquisition of Mercer’s defined contribution record-keeping business and net inflows.

Capital management

Shareholders’ equity declined by EUR 0.2 billion compared with the end of the previous quarter to EUR 23.9 billion on December 31, 2015. Revaluation reserves declined by EUR 0.9 billion to EUR 6.5 billion. Aegon’s shareholders’ equity, excluding revaluation reserves and defined benefit plan remeasurements, increased to EUR 19.0 billion – or EUR 8.97 per common share – at the end of the fourth quarter. This was the result of the net income generated in the quarter and favorable currency movements.

The gross leverage ratio improved to 27.0% in the fourth quarter, driven by the redemption of the USD 500 million 4.625% senior bond in December and the earnings generated in the quarter. Excess capital in the holding declined to EUR 1.4 billion. Dividends of EUR 0.3 billion paid to the holding by the United States and Central & Eastern Europe were more than offset by the redemption of the senior bond, capital injections, interest payments and holding operating expenses.

Aegon’s Insurance Group Directive (IGD) solvency ratio(a) declined to 220% in the fourth quarter. The RBC ratio in the United States declined to ~460%, primarily due to asset adequacy reserve increases resulting from lower interest rates, and a dividend payment to the holding. In the Netherlands, the IGD ratio, excluding Aegon Bank, declined to ~240%, driven by credit and interest rate movements. The Pillar I ratio in the United Kingdom, including the with-profit fund, increased to ~165%, due to revised longevity assumptions following the completion of new experience studies. As of the first quarter of 2016, Aegon will discontinue reporting its capital position on a Solvency I basis and start reporting under Solvency II. Its estimated Solvency II ratio was approximately 160% at year-end 2015.

Cash flows

Operational free cash flows(11) amounted to EUR 22 million in the fourth quarter of 2015, driven by adverse market impacts and one-time items. Operational free cash flows excluding market impacts and one-time items amounted to EUR 377 million for the quarter. The charges from one-time items of EUR 80 million included asset adequacy reserve increases and a benefit related to changes in longevity assumptions in the UK. Market impacts amounted to EUR 275 million, mainly driven by credit and interest rate movements in the Netherlands.

Accounting changes

As communicated on January 13, 2016, Aegon will implement voluntary changes in its accounting policies, effective January 1, 2016, to reflect its updated strategic priorities. Additional details on the accounting changes, including the estimated financial impacts upon adoption, can be found in the Q4 2015 Condensed Consolidated Interim Financial Statements.

Share buyback

On January 13, 2016, Aegon announced and started its EUR 400 million share buyback program to neutralize the dilutive effect of the cancellation of the preferred shares in 2013. The first tranche of EUR 200 million will be repurchased before March 31, 2016.

As of February 17, 2016, Aegon has repurchased 20.5 million shares, with a total value of EUR 101 million. This represents an average repurchase price of EUR 4.90 per share. It will be proposed to shareholders at Aegon’s next Annual General Meeting on May 20, 2016, to cancel any repurchased shares under this program. Weekly updates regarding the transactions will be available on aegon.com/sharebuyback.

Final dividend

At the Annual General Meeting of Shareholders on May 20, 2016, the Supervisory Board will, absent unforeseen circumstances, propose a final dividend for 2015 of EUR 0.13 per common share. If approved, and in combination with the interim dividend of EUR 0.12 per share paid over the first half of 2015, Aegon’s total dividend over 2015 will amount to EUR 0.25 per common share. The final dividend will be paid in cash or stock at the election of the shareholder. The value of the stock dividend will be approximately equal to the cash dividend.

Aegon’s Euronext-listed shares will be quoted ex-dividend on May 24, 2016, while its NYSE-listed shares will be quoted ex-dividend on May 23, 2016. The record date for both shares is May 25, 2016. The election period for shareholders will run from May 31 up to and including June 17, 2016. The stock fraction will be based on the average share price on Euronext Amsterdam from June 13 until June 17, 2016. The stock dividend ratio will be announced on June 22, 2016, and the dividend will be payable as of June 24, 2016.

Financial overview, Q4 2015 geographically

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding, other activities & eliminations	Total
Underlying earnings before tax by line of business
Life	85	83	19	4	—	191
Individual savings and retirement products	153	—	—	(4)	—	149
Pensions	72	57	7	2	—	138
Non-life	—	(13)	—	14	—	1
Asset Management	—	—	—	38	—	38
Other	—	8	—	—	(39)	(31)

Underlying earnings before tax	310	135	26	54	(39)	486
Fair value items	(64)	22	(31)	9	(1)	(65)
Realized gains / (losses) on investments	(22)	33	38	10	—	58
Net impairments	72	(7)	—	(1)	—	64
Other income / (charges)	(29)	—	14	(4)	—	(19)
Run-off businesses	14	—	—	—	—	14

Income before tax	281	183	46	67	(41)	537
Income tax	(37)	(43)	17	(17)	20	(60)

Net income / (loss)	244	140	63	51	(20)	478

Net underlying earnings	250	107	58	32	(28)	420

Employee numbers

	Dec. 31, 2015	Sep. 30, 2015	Dec. 31, 2014
Employees	31,530	28,675	28,602

of which agents	8,433	5,642	5,713
of which Aegon’s share of employees in joint ventures and associates	1,983	1,694	1,614

AMERICAS

•	Underlying earnings of USD 339 million

•	Net income increases to USD 273 million due to an improved result from fair value items and net recoveries

•	Sales of life insurance down to USD 167 million, driven by focus on profitability

•	Gross deposits of USD 9.3 billion; net deposits of USD 0.5 billion

Underlying earnings before tax

Underlying earnings from the Americas in the fourth quarter of 2015 amounted to USD 339 million. Earnings declined due to the recurring USD 25 million impact of the actuarial assumption changes and model updates implemented in the third quarter of 2015, lower retirement plan earnings due to lower general account pension liabilities, a reduction of earnings from variable annuities due to the successful reduction of closed block variable annuity balances, and unfavorable one-time items.

•	Life & Protection earnings amounted to USD 90 million. Earnings from life insurance amounted to USD 53 million, and were impacted by the effects of the continued low interest rate environment and a charge for lower than anticipated reinvestment yields, the latter of which was largely offset by other one-time items. Accident & health insurance earnings declined to USD 37 million due to adverse morbidity of USD 17 million and the impact of several product exits.

•	Earnings from Investments & Retirement were down to USD 248 million. Retirement plan earnings declined to USD 54 million, driven by lower general account pension liabilities and a one-time charge of USD 12 million. Variable annuity earnings amounted to USD 135 million, which included a gain of USD 21 million related to assumption changes. Earnings from retail mutual funds increased to USD 16 million. Fixed annuity earnings amounted to USD 19 million and were primarily impacted by loss recognition resulting in a charge of USD 16 million. Earnings from stable value solutions declined to USD 25 million due to lower account balances resulting from net outflows.

•	Latin America contributed USD 2 million in underlying earnings for the quarter.

Net income

Net income from Aegon’s businesses in the Americas increased to USD 273 million in the fourth quarter, mainly driven by the improvement in fair value items and higher net recoveries.

The result from fair value items improved to a loss of USD 68 million.

•	The loss on fair value hedges without an accounting match under IFRS, which relate to the macro hedge on the GMIB variable annuities block and hedges that protect against low interest rates, was USD 82 million. This was primarily driven by the strong performance of the equity markets in the fourth quarter of 2015.

•	Fair value hedges with an accounting match, which include the hedges on Aegon’s GMWB variable annuities, contributed a profit of USD 54 million, mainly due to the widening of the spread between the swap and treasury curves.

•	Fair value investments amounted to a loss of USD 40 million, as underperformance on primarily hedge fund and private equity investments was only partially offset by gains on real estate investments.

Realized losses on investments amounted to USD 24 million. Net recoveries were USD 80 million for the quarter, primarily the result of a legal settlement on previously impaired structured assets of USD 87 million, while gross impairments remained very low. The results of run-off businesses improved to USD 15 million.

Other charges amounted to USD 27 million, as a provision for restructuring expenses related to the announced cost savings over the 2016-2018 period was partly offset by the positive impact of model updates.

Return on capital

In the fourth quarter of 2015, the return on average capital invested in Aegon’s business in the Americas, excluding revaluation reserves and defined benefit plan remeasurements, amounted to 7.2%. The return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses declined 2% to USD 472 million, as lower expenses arising from the divestment of Canada, a release related to employee incentive plans of USD 23 million and other, smaller releases, more than offset restructuring expenses of USD 40 million related to the announced cost savings for the 2016-2018 period. In the first quarter of 2016, Aegon rolled out its voluntary separation incentive plan and announced additional redundancies. As such, Aegon is well on track to achieve the targeted cost savings of USD 40 million in 2016.

Sales

New life sales declined to USD 167 million, as growth in indexed universal life was more than offset by the divestment of Canada, the withdrawal of the universal life secondary guarantee product due to the low interest rate environment, and lower term life sales. New premium production for accident & health insurance was down to USD 216 million, mainly resulting from several product exits.

Gross deposits amounted to USD 9.3 billion. Gross deposits in pensions increased 20% to USD 6.3 billion, driven by both higher takeover deposits and recurring deposits. Gross deposits in variable annuities were down to USD 1.6 billion, mainly driven by product adjustments implemented in the first quarter of 2015 in response to the low interest rate environment. Gross deposits in mutual funds amounted to USD 1.3 billion.

Net deposits, excluding run-off businesses, amounted to USD 0.8 billion in the fourth quarter. Net deposits for retirement plans increased to USD 0.7 billion, in line with the higher gross deposits. In 2015, the asset retention rate increased to approximately 15%, up from 12% in 2014. Aegon remains on track to meet its 20% target in the medium term. Net deposits in variable annuities declined to USD 0.5 billion. This was due to lower sales and outflows resulting from the successful enhanced alternative lump sum offer for the legacy GMIB block, which generated outflows of USD 0.1 billion in the fourth quarter. Fixed annuities experienced net outflows of USD 0.4 billion due to the overall portfolio reduction as part of the strategic repositioning of the business.

Market consistent value of new business

The market consistent value of new business declined to USD 111 million in the fourth quarter of 2015, primarily driven by a lower contribution from variable annuities and the divestment of Canada. The former was caused by lower interest rates, which more than offset the product adjustments to improve the margins of variable annuities implemented in previous quarters.

Revenue-generating investments

Revenue-generating investments increased 17% over the fourth quarter to USD 436 billion. During the quarter, investments for account of policyholders were up 2% due to positive market impacts, while off balance sheet investments for third parties were 37% higher due to the closing of the acquisition of Mercer’s defined contribution record-keeping business. General account assets declined 2% over the quarter, mainly driven by outflows from the run-off businesses and fixed annuities.

Americas

USD millions	Notes	Q4 2015	Q3 2015%		Q4 2014%		FY 2015	FY 2014%
Underlying earnings before tax by line of business
Life insurance		53	91	(42)	68	(22)	213	(13)	—
Accident & health insurance		37	8	—	78	(52)	140	212	(34)

Life & protection		90	99	(9)	146	(38)	353	199	77
Retirement plans		54	67	(20)	76	(29)	261	272	(4)
Mutual funds		16	13	22	11	40	50	47	6
Variable annuities		135	83	62	145	(7)	501	671	(25)
Fixed annuities		19	(18)	—	56	(66)	66	172	(62)
Stable value solutions		25	25	(2)	27	(8)	101	109	(8)

Investments & retirement		248	170	46	314	(21)	978	1,271	(23)
Canada		—	—	—	5	—	—	30	—
Latin America		2	1	72	2	(15)	1	5	(72)

Underlying earnings before tax		339	270	26	467	(27)	1,332	1,506	(12)
Fair value items		(68)	(163)	58	(219)	69	(654)	(661)	1
Realized gains / (losses) on investments		(24)	2	—	12	—	(83)	113	—
Net impairments		80	(6)	—	(26)	—	79	27	189
Other income / (charges)		(27)	(1,014)	97	(22)	(26)	(1,041)	(69)	—
Run- off businesses		15	31	(51)	(4)	—	58	(28)	—

Income before tax		315	(880)	—	208	51	(308)	889	—
Income tax		(42)	81	—	(20)	(105)	35	(105)	—

Net income / (loss)		273	(798)	—	188	45	(273)	784	—

Net underlying earnings		274	228	20	336	(19)	1,045	1,082	(3)

Commissions and expenses		1,232	952	29	1,155	7	4,529	4,446	2
of which operating expenses		472	468	1	483	(2)	1,843	1,871	(2)

New life sales	10
Life single premiums		34	33	2	114	(70)	144	344	(58)
Life recurring premiums annualized		163	162	1	204	(20)	650	699	(7)

Total recurring plus 1/10 single		167	165	1	215	(23)	665	733	(9)
Life & protection		158	154	3	181	(13)	622	615	1
Canada		—	—	—	21	—	—	75	—
Latin America		9	11	(21)	12	(27)	42	43	(2)

Total recurring plus 1/10 single		167	165	1	215	(23)	665	733	(9)
New premium production accident and health insurance		216	221	(3)	240	(10)	1,003	1,193	(16)

Gross deposits (on and off balance) by line of business	10
Life & protection		2	2	7	2	(1)	7	9	(20)
Retirement plans		6,327	5,648	12	5,279	20	27,833	26,736	4
Mutual funds		1,325	1,228	8	1,462	(9)	5,084	4,879	4
Variable annuities		1,586	1,806	(12)	2,819	(44)	7,857	10,235	(23)
Fixed annuities		63	63	—	81	(22)	276	323	(15)

Investments & retirement		9,301	8,744	6	9,642	(4)	41,051	42,173	(3)
Canada		—	—	—	28	—	—	121	—
Latin America		3	3	13	5	(42)	12	18	(35)

Total gross deposits		9,305	8,749	6	9,676	(4)	41,069	42,321	(3)

Net deposits (on and off balance) by line of business	10
Life & protection		(8)	(9)	14	(11)	29	(38)	(47)	19
Retirement plans		671	622	8	506	33	7,945	8,659	(8)
Mutual funds		41	2	—	187	(78)	(6)	784	—
Variable annuities		462	565	(18)	1,679	(72)	2,416	5,804	(58)
Fixed annuities		(398)	(395)	(1)	(535)	26	(1,711)	(2,526)	32
Stable value solutions		—	—	—	(2,339)	—	—	(5,279)	—

Investments & retirement		777	795	(2)	(502)	—	8,645	7,442	16
Canada		—	—	—	(59)	—	—	(284)	—
Latin America		2	(1)	—	3	(46)	—	9	(97)

Total net deposits excluding run-off businesses		771	785	(2)	(568)	—	8,607	7,120	21
Run-off businesses		(236)	(328)	28	(197)	(20)	(925)	(1,617)	43

Total net deposits / (outflows)		535	457	17	(766)	—	7,682	5,503	40

Revenue-generating investments

	Dec. 31, 2015	Sep. 30, 2015%		Dec. 31, 2014%
Revenue-generating investments (total)	436,136	374,282	17	379,914	15

Investments general account	95,182	97,613	(2)	101,067	(6)
Investments for account of policyholders	109,894	107,575	2	110,287	—
Off balance sheet investments third parties	231,060	169,093	37	168,561	37

THE NETHERLANDS

•	Underlying earnings before tax of EUR 135 million

•	Net income of EUR 140 million, mainly driven by lower realized gains

•	Gross deposits increase 48% to EUR 1.5 billion, mainly due to strong growth at Knab

Underlying earnings before tax

Underlying earnings from Aegon’s operations in the Netherlands declined to EUR 135 million, as the fourth quarter of 2014 included the benefit of EUR 45 million related to a reserve release due to a new pension arrangement for Aegon’s employees in the Netherlands. On a comparable basis, underlying earnings increased, as lower funding costs and a mortality provision release more than offset lower non-life results.

•	Life & Savings earnings were EUR 83 million. Lower funding costs were more than offset by the absence of the employee benefit reserve release and a reallocation of higher yielding mortgages to the Pension business.

•	Earnings from the Pension business were stable at EUR 57 million. Higher earnings due to an increased allocation of higher yielding mortgages and a mortality provision release of EUR 13 million were offset by the absence of the employee benefit reserve release, and lower investment income resulting from rebalancing the fixed income portfolio in the previous quarters.

•	The Non-life business incurred a loss of EUR 13 million. Higher losses on the proxy channel and commercial line portfolios, which Aegon has agreed to sell to Allianz, accounted for EUR 10 million of the loss. The remainder was caused by adverse experience in the disability portfolio.

•	Earnings from the distribution businesses increased to EUR 8 million due to cost savings and a provision release of EUR 2 million.

Net income

Net income from Aegon’s businesses in the Netherlands declined to EUR 140 million. The result from fair value items was EUR 22 million, which was largely driven by a higher valuation of the real estate portfolio. Realized gains on investments amounted to EUR 33 million and were mainly the result of divesting a part of the corporate bond portfolio to reinvest in private placements. Impairments amounted to EUR 7 million and were primarily related to the consumer loan portfolio.

Return on capital

The return on average capital invested in Aegon’s businesses in the Netherlands was 10.7%, excluding revaluation reserves and defined benefit plan remeasurements. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses increased to EUR 228 million, due to one-time provisions and charges of EUR 20 million and higher employee benefit expenses, resulting from the low interest rate environment.

Sales

Gross deposits increased 48% to EUR 1.5 billion. This was mainly the result of the continued strong performance of Knab, Aegon’s online bank in the Netherlands, which accounted for EUR 1.0 billion of gross deposits in the fourth quarter, up from EUR 0.7 billion in the fourth quarter of 2014. PPI deposits increased by 130% to EUR 85 million, due to Aegon’s attractive and market-leading product offering.

Production of mortgages in the fourth quarter of 2015 more than doubled to EUR 2.0 billion, of which EUR 1.6 billion was related to the Dutch Mortgage Fund.

New life sales amounted to EUR 43 million in the fourth quarter. Pension sales declined to EUR 37 million, due to reduced pension buyout activity in the current low interest rate environment. Individual life sales increased to EUR 7 million. Premium production for accident & health and general insurance increased 15% to EUR 9 million.

Market consistent value of new business

The market consistent value of new business in the Netherlands declined to EUR 29 million. This was caused by lower pension sales and a lower contribution from mortgages, as the majority of production in the fourth quarter was for the account of third-party investors.

Revenue-generating investments

Revenue-generating investments amounted to EUR 81 billion. This was stable compared with the previous quarter, as net inflows were offset by negative market impacts.

The Netherlands

EUR millions	Notes	Q4 2015	Q3 2015%		Q4 2014%		FY 2015	FY 2014%
Underlying earnings before tax by line of business
Life and Savings		83	81	3	102	(18)	325	336	(3)
Pensions		57	47	22	58	(2)	212	195	9
Non-life		(13)	1	—	9	—	(21)	13	—
Distribution		8	6	34	2	—	22	15	50

Underlying earnings before tax		135	135	—	172	(21)	537	558	(4)
Fair value items		22	(1)	—	61	(65)	55	(207)	—
Realized gains / (losses) on investments		33	32	4	248	(87)	306	431	(29)
Net impairments		(7)	(6)	(19)	(5)	(39)	(20)	(12)	(76)
Other income / (charges)		—	—	—	(99)	—	(22)	(113)	81

Income before tax		183	160	14	377	(51)	857	658	30
Income tax		(43)	(34)	(26)	(105)	59	(196)	(166)	(18)

Net income / (loss)		140	126	11	272	(49)	661	491	34

Net underlying earnings		107	104	3	123	(13)	419	423	(1)

Commissions and expenses		272	243	12	210	29	1,053	977	8
of which operating expenses		228	193	18	152	50	831	726	14

New life sales
Life single premiums		241	199	21	658	(63)	841	2,218	(62)
Life recurring premiums annualized		19	5	—	16	17	46	29	58

Total recurring plus 1/10 single		43	24	77	82	(47)	130	251	(48)
Life and Savings		7	6	5	5	26	32	33	(2)
Pensions		37	18	102	77	(52)	98	218	(55)

Total recurring plus 1/10 single		43	24	77	82	(47)	130	251	(48)
New premium production accident and health insurance		2	1	47	1	19	9	9	1
New premium production general insurance		7	7	(5)	6	14	29	26	11
Mortgages production		2,003	1,499	34	847	137	5,880	4,758	24

Gross deposits (on and off balance) by line of business
Life and Savings		1,374	886	55	968	42	4,870	2,708	80
Pensions		85	114	(26)	21	—	267	73	—

Total gross deposits		1,459	1,000	46	989	48	5,137	2,781	85

Net deposits (on and off balance) by line of business
Life and Savings		420	116	—	463	(9)	1,618	1,058	53
Pensions		85	114	(26)	21	—	267	73	—

Total net deposits / (outflows)		504	230	119	484	4	1,885	1,131	67

Revenue-generating investments

	Dec. 31, 2015	Sep. 30, 2015%		Dec. 31, 2014%
Revenue-generating investments (total)	80,648	80,864	—	81,974	(2)

Investments general account	52,996	53,530	(1)	51,898	2
Investments for account of policyholders	26,756	26,470	1	29,209	(8)
Off balance sheet investments third parties	897	863	4	868	3

UNITED KINGDOM

•	Underlying earnings before tax of GBP 19 million

•	Platform assets increase strongly to GBP 6.4 billion; net inflows of GBP 0.9 billion

•	44,000 new customers added to the platform; now approaching 250,000

•	Operating expenses down 43% to GBP 66 million

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in the United Kingdom in the fourth quarter amounted to GBP 19 million.

•	Earnings from Life declined to GBP 13 million. This was the result of selective de-risking of the investment portfolio to improve Aegon’s capital position under Solvency II and lower earnings from the direct marketing business.

•	Earnings from Pensions increased to GBP 5 million, as lower expenses more than offset the impact of lower fees. Earnings included a benefit of GBP 4 million primarily related to a reserve release resulting from market movements and higher lapses.

•	Fee revenues amounted to GBP 98 million, down 10% compared with the fourth quarter of 2014. This was driven by lower margins, the result of Aegon’s strategy to upgrade customers to its platform proposition. Fee revenues from the platform were up 24% in the fourth quarter compared with the third quarter of 2015 and more than doubled compared with the fourth quarter of 2014, driven by to the strong increase in assets under administration.

Net income

Net income increased to GBP 46 million, mainly because of expenses relating to regulatory changes booked in the fourth quarter of 2014. The loss from fair value items of GBP 23 million was caused by unrealized losses on equity hedges to protect the capital position under Solvency II, while realized gains of GBP 27 million were attributable to adjustments to the investment portfolio to ensure a successful matching adjustment application. The gain on income tax of GBP 23 million includes the impact on deferred tax liabilities caused by the reduction of the corporate tax rate in the United Kingdom from 20% to 19% with effect from April 1, 2017.

Customers

Growth of the platform accelerated as planned for 2015, as a further 44,000 new customers, including upgrades, were added to the platform in the fourth quarter of 2015. The total number of customers on the platform increased to nearly 243,000.

Sales

The net inflows on Aegon’s platform strongly increased to GBP 0.9 billion, mainly driven by upgrading existing customers. As a result, total assets on the platform grew to GBP 6.4 billion at the end of fourth quarter of 2015. The average size of new advised individual policies on the platform, including those customers that chose to upgrade, was approximately GBP 51,000, more than double the amount for the traditional book of pensions and investment bonds. Total assets under management for the drawdown product on the platform were up 88% in a year to GBP 0.9 billion and are 16% higher than the third quarter of 2015.

Total new life sales were down 12% to GBP 134 million, primarily due to lower demand for traditional pension products in the market.

Return on capital

The return on average capital invested in Aegon’s businesses in the United Kingdom, excluding revaluation reserves and defined benefit plan remeasurements, increased to 6.0% in the fourth quarter of 2015, due to benefits arising from the reduction in the corporate tax rate.

Operating expenses

Operating expenses declined 43% to GBP 66 million, driven by lower business transformation costs, cost reduction programs and the non-recurrence of provisions for regulatory adjustments booked in the fourth quarter of 2014.

Market consistent value of new business

The market consistent value of new business in the UK improved to a negative GBP 3 million, primarily driven by higher margins on annuities and protection products.

Revenue-generating investments

Revenue-generating investments increased 2% to GBP 59 billion during the fourth quarter, primarily driven by positive market effects.

United Kingdom

GBP millions	Notes	Q4 2015	Q3 2015%		Q4 2014%		FY 2015	FY 2014%
Underlying earnings before tax by line of business
Life		13	10	34	20	(33)	58	77	(24)
Pensions		5	9	(44)	2	124	33	16	108

Underlying earnings before tax		19	19	(4)	22	(17)	91	92	(2)
Fair value items		(23)	25	—	1	—	(19)	(12)	(62)
Realized gains / (losses) on investments		27	—	—	33	(17)	69	132	(48)
Other income / (charges)	5	10	2	—	(30)	—	19	(40)	—

Income before tax		33	47	(29)	26	27	160	173	(8)
Income tax attributable to policyholder return		(10)	5	—	(13)	23	(12)	(34)	63

Income before income tax on shareholders return		23	52	(55)	13	77	147	139	6
Income tax on shareholders return		23	(7)	—	14	60	11	5	135

Net income / (loss)		46	44	3	27	68	158	143	10

Net underlying earnings		42	17	148	36	19	112	108	3

Commissions and expenses		124	124	—	185	(33)	508	620	(18)
of which operating expenses		66	63	5	117	(43)	259	354	(27)

New life sales	6
Life single premiums		322	397	(19)	323	—	1,498	1,617	(7)
Life recurring premiums annualized		101	99	3	120	(15)	511	622	(18)

Total recurring plus 1/10 single		134	139	(4)	152	(12)	661	783	(16)
Life		13	13	3	12	5	52	53	(1)
Pensions		121	126	(4)	140	(14)	609	731	(17)

Total recurring plus 1/10 single		134	139	(4)	152	(12)	661	783	(16)

New premium production accident and health insurance		—	—	—	—	—	—	1	—
Gross deposits (on and off balance) by line of business
Savings		49	51	(3)	53	(7)	223	227	(2)

Total gross deposits		49	51	(3)	53	(7)	223	227	(2)

Net deposits (on and off balance) by line of business
Variable annuities		(11)	(11)	6	(17)	39	(50)	(71)	30
Savings		40	39	1	44	(9)	178	197	(10)

Total net deposits / (outflows)		29	28	4	26	10	128	126	1

Platform assets under administration (balance end of period)		6,437	5,327	21	2,746	134	6,437	2,746	134

Revenue-generating investments

	Dec. 31, 2015	Sep. 30, 2015%		Dec. 31, 2014%
Revenue-generating investments (total)	58,951	57,575	2	60,479	(3)

Investments general account	10,185	10,036	1	10,249	(1)
Investments for account of policyholders	48,154	46,987	2	49,788	(3)
Off balance sheet investments third parties	612	552	11	443	38

NEW MARKETS

•	Underlying earnings increase to EUR 54 million driven by Asset Management, CEE and Asia

•	Net income rises to EUR 51 million

•	New life sales amount to EUR 59 million

•	Gross deposits increase to EUR 12.3 billion due to record asset management inflows

Underlying earnings before tax

In the fourth quarter of 2015, Aegon’s underlying earnings before tax from New Markets increased to EUR 54 million. This increase was the result of higher earnings in Central & Eastern Europe (CEE), Asia and Asset Management, which were partly offset by higher expenses in Variable Annuities Europe.

•	Earnings from CEE doubled to EUR 13 million due to a normalization of surrenders in Poland, and included restructuring charges of EUR 2 million.

•	Earnings from Asia increased to EUR 3 million, as higher policy fees more than offset one-time expenses of EUR 4 million.

•	Earnings from Spain & Portugal slightly increased to EUR 3 million, driven by growth of Aegon’s joint ventures with Santander.

•	Variable Annuities Europe’s result declined to a loss of EUR 3 million as a result of increased hedging costs and EUR 2 million of project-related expenses.

•	Earnings from Aegon Asset Management increased 45% to EUR 38 million. Growth was mainly driven by higher management fees, largely as a result of EUR 5 million one-time items and the inclusion of La Banque Postale Asset Management. This was partly offset by higher expenses due to business growth.

Net income

Net income from Aegon’s operations in New Markets increased to EUR 51 million. Fair value items amounted to EUR 9 million, which mainly related to hedging results in Asia and Variable Annuities Europe. Realized gains amounted to EUR 10 million, driven by selective de-risking of the Variable Annuities Europe investment portfolio in preparation for Solvency II. Other charges amounted to EUR 4 million.

Return on capital

The return on average capital, excluding revaluation reserves, invested in Aegon’s businesses in New Markets increased to 5.7% due to higher net underlying earnings. The return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses increased by 15% to EUR 227 million in the fourth quarter due to business growth, the acquisition of a 25% stake in La Banque Postale Asset Management and unfavorable currency movements. On a comparable basis, the increase was 4%.

Sales

New life sales decreased 23% to EUR 59 million compared with the fourth quarter of 2014.

•	In Central & Eastern Europe, new life sales declined 32% to EUR 23 million. Sales growth in Turkey was more than offset by lower sales in Poland resulting from changes in the product offering.

•	In Asia, new life sales decreased 10% to EUR 27 million. Higher sales in China as a result of continued success of the whole life critical illness product were more than offset by lower sales of universal life products out of Singapore.

•	In Spain & Portugal, new life sales decreased 28% to EUR 9 million, as higher sales of protection products were more than offset by lower sales of savings products in the low rate environment.

New premium production from Aegon’s accident & health and general insurance businesses increased 33% to EUR 31 million, mainly driven by strong health sales in Spain through Aegon’s own and direct channels.

Gross deposits in New Markets more than doubled to EUR 12.3 billion. Aegon Asset Management’s deposits grew to a record-high of EUR 12.1 billion. This increase was mostly due to higher deposits in the Dutch Mortgage Fund, increased flows in Chinese bond and equity funds and the inclusion of Aegon’s share in La Banque Postale Asset Management sales. Variable annuity deposits in Europe and Asia totaled EUR 92 million and EUR 63 million, respectively.

Net deposits in New Markets nearly tripled to EUR 1.8 billion in the fourth quarter. Asset Management net inflows were particularly strong in the Netherlands (EUR 1.9 billion) and the United Kingdom (EUR 1.1 billion). The United States and La Banque Postale Asset Management each contributed EUR 0.2 billion net inflows. Inflows were only partly offset by net outflows in China (EUR 1.9 billion), predominantly from money market funds.

Market consistent value of new business

The market consistent value of new business in New Markets decreased 23% to EUR 22 million, which was mainly caused by lower sales and lower interest rates.

Revenue-generating investments

Revenue-generating investments were up 3% to EUR 145 billion during the fourth quarter of 2015, driven by net inflows, and favorable currency and market movements.

New Markets

EUR millions	Notes	Q4 2015	Q3 2015%		Q4 2014%		FY 2015	FY 2014%
Underlying earnings before tax
Central & Eastern Europe		13	8	58	7	101	37	60	(39)
Asia		3	18	(82)	(4)	—	20	(17)	—
Spain & Portugal		3	3	(16)	2	59	12	28	(56)
Variable Annuities Europe		(3)	—	—	3	—	(3)	10	—
Aegon Asset Management		38	40	(5)	26	45	170	115	48

Underlying earnings before tax		54	69	(23)	33	61	236	196	20
Fair value items		9	7	27	(14)	—	8	(6)	—
Realized gains / (losses) on investments		10	1	—	4	143	20	16	23
Net impairments		(1)	(1)	9	(4)	84	(2)	(43)	95
Other income / (charges)		(4)	(43)	90	(37)	89	(47)	(24)	(96)

Income before tax		67	34	99	(18)	—	215	139	54
Income tax		(17)	(8)	(124)	(6)	—	(71)	(50)	(42)

Net income / (loss)		51	26	92	(23)	—	144	89	61

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		50	26	92	(24)	—	144	89	61
Non-controlling interests		—	—	174	—	(5)	1	1	58
Net underlying earnings		32	46	(30)	21	56	146	135	8

Commissions and expenses		303	293	4	285	6	1,188	984	21
of which operating expenses		227	198	15	198	15	827	684	21

New life sales	10
Life single premiums		211	383	(45)	322	(34)	1,542	1,113	39
Life recurring premiums annualized		38	30	27	44	(14)	150	159	(6)

Total recurring plus 1/10 single		59	68	(13)	76	(23)	304	271	12
Life		59	68	(13)	76	(23)	304	271	12
Total recurring plus 1/10 single		59	68	(13)	76	(23)	304	271	12
Central & Eastern Europe		23	19	22	34	(32)	91	107	(15)
Asia		27	42	(36)	30	(10)	173	114	52
Spain & Portugal		9	8	23	13	(28)	39	49	(20)

Total recurring plus 1/10 single		59	68	(13)	76	(23)	304	271	12
New premium production accident and health insurance		14	11	21	9	58	47	34	38
New premium production general insurance		17	10	71	15	18	55	45	21

Gross deposits (on and off balance)	10
Central & Eastern Europe		61	57	8	55	12	227	215	5
Asia		63	52	21	153	(59)	408	526	(22)
Spain & Portugal		17	3	—	45	(63)	29	55	(47)
Variable Annuities Europe		92	103	(11)	87	6	375	383	(2)
Aegon Asset Management		12,079	10,240	18	4,525	167	33,722	19,340	74

Total gross deposits		12,311	10,455	18	4,864	153	34,761	20,519	69

Net deposits (on and off balance)	10
Central & Eastern Europe		59	17	—	2	—	63	(1,428)	—
Asia		50	40	25	137	(63)	353	491	(28)
Spain & Portugal		13	1	—	35	(64)	17	33	(48)
Variable Annuities Europe		(16)	2	—	(15)	(10)	(87)	(15)	—
Aegon Asset Management		1,662	3,505	(53)	431	—	8,235	4,215	95

Total net deposits / (outflows)		1,767	3,564	(50)	591	199	8,581	3,296	160

Revenue-generating investments

	Dec. 31, 2015	Sep. 30, 2015%		Dec. 31, 2014%
Revenue-generating investments (total)	145,045	140,837	3	84,251	72

Investments general account	6,128	5,891	4	4,806	28
Investments for account of policyholders	6,977	6,970	—	6,971	—
Off balance sheet investments third parties	131,940	127,977	3	72,474	82

Market consistent value of new business

	MCVNB					MCVNB
EUR millions, after tax	Q4 2015	Q3 2015%		Q4 2014%		FY 2015	FY 2014%
Americas	101	99	2	133	(24)	354	554	(36)
The Netherlands	29	17	74	40	(28)	154	174	(12)
United Kingdom	(3)	(9)	63	(6)	41	(1)	(11)	95
New Markets	22	19	19	29	(23)	89	115	(22)

Total	149	125	19	196	(24)	597	832	(28)

Modeled new business: APE

	Premium business APE						Premium business APE
EUR millions	Notes	Q4 2015	Q3 2015%		Q4 2014%		FY 2015	FY 2014%
	7
Americas		347	343	1	360	(3)	1,484	1,432	4
The Netherlands		99	39	158	163	(39)	289	434	(33)
United Kingdom		186	194	(4)	194	(4)	911	973	(6)
New Markets		88	90	(2)	98	(10)	401	466	(14)

Total		721	666	8	815	(12)	3,085	3,305	(7)

Modeled new business: Deposits
	Deposit business						Deposit business
	Deposits						Deposits
EUR millions	Notes	Q4 2015	Q3 2015%		Q4 2014%		FY 2015	FY 2014%
	7
Americas		5,165	6,263	(18)	6,005	(14)	25,819	22,325	16
New Markets		164	166	(1)	249	(34)	815	929	(12)

Total		5,328	6,429	(17)	6,254	(15)	26,635	23,255	15

MCVNB/PVNBP summary

	Premium business					Premium business
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / APE	MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / APE
EUR millions	Notes	Q4 2015%			%	FY 2015%			%
	8
Americas		58	1,617	3.6	16.7	218	7,199	3.0	14.7
The Netherlands		36	2,563	1.4	36.2	176	7,477	2.4	60.9
United Kingdom		(3)	1,586	(0.2)	(1.9)	(1)	6,916	(0.0)	(0.1)
New Markets		19	606	3.1	21.1	94	2,888	3.2	23.3

Total		109	6,373	1.7	15.2	487	24,480	2.0	15.8

	Deposit business					Deposit business
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / Deposits	MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / Deposits
EUR millions	Notes	Q4 2015%			%	FY 2015%			%
	8
Americas		43	8,895	0.5	0.8	136	39,414	0.3	0.5
The Netherlands		(7)	487	(1.4)	—	(22)	1,905	(1.2)	—
New Markets		4	219	1.7	2.3	(4)	981	(0.4)	(0.5)

Total		40	9,601	0.4	0.7	110	42,300	0.3	0.4

Currencies

Income statement items: average rate 1 EUR = USD 1.1100 (2014: USD 1.3288).

Income statement items: average rate 1 EUR = GBP 0.7256 (2014: GBP 0.8061).

Balance sheet items: closing rate 1 EUR = USD 1.0863 (2014: USD 1.2101).

Balance sheet items: closing rate 1 EUR = GBP 0.7370 (2014: GBP 0.7760).

ADDITIONAL INFORMATION

The Hague – February 19, 2016

Presentation

The conference call presentation is available on aegon.com as of 7.30 a.m. CET.

Supplements

Aegon’s Q4 2015 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on aegon.com.

Conference call including Q&A

9:00 a.m. CET

Audio webcast on aegon.com

Dial-in numbers

United States: +1 212 444 0896

United Kingdom: +44(0)20 3427 1910

The Netherlands: +31(0)20 716 8257

Passcode: 7503394

Two hours after the conference call, a replay will be available on aegon.com.

Aegon’s roots go back 170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information: aegon.com.

Notes:

1)	For segment reporting purposes underlying earnings before tax, net underlying earnings, commissions and expenses, operating expenses, income tax (including joint ventures (jv’s) and associated companies), income before tax (including jv’s and associated companies) and market consistent value of new business are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures and Aegon’s associates. Aegon believes that these non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non- IFRS measures presented here. While other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

For a definition of underlying earnings and the reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, reference is made to Note 3 “Segment information” of Aegon’s condensed consolidated interim financial statements.

2)	Sales is defined as new recurring premiums plus 1/10 of single premiums plus 1/10 of gross deposits plus new premium production accident and health plus new premium production general insurance.

3)	The present value, at point of sale, of all cashflows for new business written during the reporting period, calculated using approximate point of sale economics assumptions. Market consistent value of new business is calculated using a risk neutral approach, ignoring the investment returns expected to be earned in the future in excess of risk free rates (swap curves), with the exception of an allowance for liquidity premium. The Swap curve is extrapolated beyond the last liquid point to an ultimate forward rate. The market consistent value of new business is calculated on a post tax basis, after allowing for the time value financial options and guarentees, a market value margin for non-hedgeable financial and non-financial risks and the costs of non-hedgeable stranded capital.

4)	Return on equity is a ratio using a non-GAAP measure and is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the revaluation reserve and the reserves related to defined benefit plans. The calculation of average shareholders’ equity has changed as of January 1, 2015. Periodic RoE is based on the shareholders’ equity at the beginning of the quarter and at the end of the quarter. YTD RoE is based on shareholders’ equity at the beginning of the year and closing balances of all consecutive quarters. Comparative numbers for 2014 have been updated.

5)	Included in other income/(charges) are charges made to policyholders with respect to income tax in the United Kingdom.

6)	Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to Aegon’s investment contract liabilities.

7)	APE = recurring premium + 1/10 single premium.

8)	PVNBP: Present value of new business premiums (PVNBP) is the premiums for the new business sold during the reporting period, projected using assumptions and projection periods that are consistent with those used to calculate the market consistent value of new business, discounted back to point of sale using the swap curve (plus liquidity premium where applicable). The Swap curve is extrapolated beyond the last liquid point to an ultimate forward rate.

9)	Reconciliation of operating expenses, used for segment reporting, to Aegon’s IFRS based operating expenses.

	Q4 2015	FY 2015
Employee expenses	587	2,280
Administrative expenses	361	1,278

Operating expenses for IFRS reporting	948	3,558
Operating expenses related to jv’s and associates	50	176

Operating expenses in earnings release	997	3,734

10)	New life sales, gross deposits and net deposits data include results from Aegon’s joint ventures and Aegon’s associates consolidated on a proportionate basis.

11)	Operational free cash flows reflect the sum of the return on free surplus, earnings on in-force business, release of required surplus on in-force business reduced by new business first year strain and required surplus on new business. Operational free cash flows is defined as the capital generated in a local operating unit measured as the change in the local binding capital metric for that period and after investments in new business. Operational free cash flow is a non- IFRS financial measure that should not be confused with cash flow from operations or any other cash flow measure calculated in accordance with IFRS. Management believes that operational free cash flows provides meaningful information to investors regarding capital generated on a net basis by Aegon’s operating subsidiaries that may be available at the holding company. Because elements of operational free cash flows are calculated in accordance with local solvency requirements rather than in accordance with any recognized body of accounting principles, there is no IFRS financial measure that is directly comparable to operational free cash flows.

a)	The calculation of the IGD (Insurance Group Directive) capital surplus and ratio are based on Solvency I capital requirements on IFRS for entities within the EU (Pillar 1 for Aegon UK), and local regulatory solvency measurements for non-EU entities.

Specifically, required capital for the life insurance companies in the US is calculated as two times the upper end of the Company Action Level range (200%) as applied by the National Association of Insurance Commissioners in the US. The calculation of the IGD ratio excludes the available and required capital of the UK With-Profit funds. In the UK solvency surplus calculation the local regulator only allows the available capital number of the With-Profit funds included in overall local available capital to be equal to the amount of With-Profit funds’ required capital.

b)	The results in this release are unaudited.

DISCLAIMERS

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS financial measures: underlying earnings before tax, income tax, income before tax and market consistent value of new business. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures, except for market consistent value of new business, to the most comparable IFRS measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Market consistent value of new business is not based on IFRS, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for IFRS financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business. In addition, return on equity is a ratio using a non-IFRS measure and is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the preferred shares, the revaluation reserve and the reserves related to defined benefit plans.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

•	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•	Consequences of a potential (partial) break-up of the euro or the potential exit of the United Kingdom from the European Union;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;

•	Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);

•	Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results and shareholders’ equity;

•	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and

•	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.